October 12, 2007

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:         Compañía de Telecomunicaciones de Chile S.A.
(Telecommunications Company of Chile)
Form 20-F for Fiscal Year Ended December 31, 2006
Filed April 13, 2007
File No. 1-10579

Dear Mr. Spirgel:

Thank you for your letter dated September 13, 2007, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the annual report on Form 20-F for the year ended December 31, 2006 of Compañía de Telecomunicaciones de Chile S.A. (Telecommunications Company of Chile or the “Company”), as well as our supplemental response letters dated July 13, 2007 and August 8, 2007.

We set forth below our responses to the Staff’s comments. In order to facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text and our responses follow each comment.

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Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
October 12, 2007

Note 37 (m). Connection Fees and Installation Costs, page F-58

1.
We note your response to prior comment 5.  We understand that you capitalize equipment since you retain ownership of the equipment and you expect to be able to refurbish it and install it at a different client’s home.  However, we also note that you capitalize third-party labor costs for the installation of this equipment. Since the third-party labor costs to install at a specific client’s home are directly related to a specific service contract or client, these costs are not considered property, plant and equipment under US GAAP. Further, such third-party labor costs are only recoverable from the specific client’s contract. Also, we note that you install the equipment generally free of charge. Based on these factors, it appears to us that the installation costs should be expensed as incurred unless these costs (including the cost of equipment) can be recovered over the initial contract term for each specific client. If these costs can be recovered over the initial contract term, the amortization period is limited to the initial contract term for each specific client. Also, if a specific client terminates its contract during the initial contract term, the related client installation costs should be written-off. Please revise accordingly.

The Company has considered the Staff’s comments and would like to inform the Staff of the rationale underlying its accounting policy regarding the capitalized costs of client premises equipment, which was carefully chosen to reflect in the best way possible under US GAAP the economics of the Company’s relationship with its clients. The Company believes, despite the initial twelve month contract period, that the capitalized costs of the client premises equipment, including the installation costs necessary to bring the equipment to its intended use, not exceeding fair value, is recoverable during the average expected useful life of the equipment. This period is significantly shorter than the expected period of the client relationship. The rationale underlying the Company’s accounting policy is discussed below.

In 2004, the Chilean telecommunications regulator authorized the Company to sell bundles of multiple telecommunications services (“Tariff Flexibility”). The Company began selling bundles of voice and broadband and in 2006 added TV services. Rapid growth in broadband and TV has led the Company to significantly increase the number of clients that subscribe to multiple services.

The Company currently sells bundled services to over 50% of its clients. Consequently, the Company has incurred costs for the installation of equipment in

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
October 12, 2007

client homes necessary for the provision of these services, which in 2006 amounted to ThCh$7,887,740. Although these bundled services have an initial contract term of one year, after that year the client can cancel at anytime or continue to receive the services indefinitely, without signing a new contract.  The general industry practice is that clients are very rarely charged for installation costs, and these costs are recovered through the monthly charge paid by clients.

As a result, the Company’s strategy has changed from a product focus to a client focus.  It is important to note that, as expected, the bundling strategy has had a strong positive effect on churn rates and on the average duration of the client relationship. During 2006, the churn rate for clients with only one product was between 1.9% and 2.3%, and the rate for clients with multiple products was between 0.4% and 0.5%. Accordingly, the accounting policy with respect to the cost of the client premises equipment has been adapted to reflect the economic substance of the new client relationship.

The Company capitalizes the costs of equipment, such as satellite dishes, modems, cables, decoders, etc., as well as the cost of installation at client homes.  The factors taken into account in order to determine that these costs should be capitalized are as follows:

•	these costs are necessary for the equipment to be in proper condition to provide the services that will generate future revenues; and

•	revenues that will be generated in the future by these services will allow recovery of the installation and equipment costs

The Company’s accounting policy is to determine the period of amortization on the basis of several factors, including the term of the contract, the average duration of the client relationship, and the average useful life of the related equipment.  Therefore, the Company considered the following:

•	Currently over 50% of clients have bundled services and 90% of them were existing voice clients before they subscribed to additional multi-product services;

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
October 12, 2007

•	The Company expects the bundled service contracts to be renewed indefinitely and that, therefore, the effective term of the contract will be greater than 12 months;

•
Given that the objective of the bundling strategy is to increase client loyalty, the Company expects the average client relationship duration to increase. During 2006, the average duration of the client relationship ranged from 75 to 104 months; and

•	The estimated average useful life of the assets defined by the Company, considering ongoing changes in technology, is 24 months for broadband equipment and 36 months for TV equipment.

After considering the factors mentioned above, the Company decided to use the estimated average useful life of the assets as the period of amortization for related installation costs. In the normal course of business, clients can terminate their contracts after the initial contract period of twelve months without penalty. In these cases, any related unamortized installation costs are written off.

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In providing the above responses, and in response to the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any questions regarding this letter or the responses, please do not hesitate to contact in Santiago, Chile the undersigned or our Financial Director, Isabel Margarita Bravo at 562-691-3867 or fax: 562-691-3289, or our

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
October 12, 2007

counsel, Nicholas Kronfeld of Davis Polk & Wardwell, at 212-450-4950 or fax: 212-450-3950.

Very truly yours, /s/ Diego Martínez-Caro
Diego Martínez-Caro Vice President of Management Control and Chief Accounting Officer

cc:           Nicholas A. Kronfeld
Davis Polk & Wardwell

Andrés Marchant
Ernst & Young Ltda.

Taiwo Danmola
Ernst & Young LLP

Mark O. Foreman
Ernst & Young LLP